Exhibit 11.2

MINDRAY MEDICAL INTERNATIONAL LIMITED CODE OF

BUSINESS CONDUCT AND ETHICS

Code of Business Conduct and Ethics

Contents

I.	Statement of Mission, Vision and Pillars

II.	Principle on Compliance of Law

III.	Principle on Conflict of Interest

IV.	Principle on Insider Trading

V.	Principle on Information Disclosure and Confidentiality

VI.	Principle on Honesty and Fair Trading

VII.	Principle on Protection of Company Assets

VIII.	Principle on Sales and Promotional Practices

IX.	Principle on Gift Giving and Entertainment during Business

X.	Principle on Interaction with Healthcare Professionals

XI.	Principle on Cooperation with Agents, Distributors and Suppliers

XII.	Accuracy of Financial Report and Public Announcement

XIII.	Questions or Complaints on Account or Auditor

XIV.	Penalties for Violation of this Code

XV.	Procedures of Reporting and Compliance

XVI.	Exemption of this Code

XVII.	Issuance of this Code

This Code of Business Conduct and Ethics (the “Code”) sets out legal and ethical standards for the conduct of directors, officers and employees of Mindray Medical International Limited (the “Company”) and its controlled subsidiaries, including but not limited to Shenzhen Mindray Bio-Medical Electronics Co., Ltd. The Company undertakes and requires that all directors, officers and employees maintain the best standard of honesty and integrity at any time of performing the company business, and comply with all laws and regulations applicable in the place where the Company has business operations or is listed.

The Code applies to all directors, officers and employees of the Company and all of its branches and controlled subsidiaries globally.

The Code aims to help you safeguard the undertakings of the Company in relation to fair operations and compliance with all applicable laws and regulations. Please contact your department head or the Chief Legal Counsel should you have any question regarding the Code or its application; If you spot any condition or conduct that has breached, or would possibly breach the Code or cause the Code to be violated, please refer to Article XV “Procedures of Reporting and Compliance”.

I.	Statement of Mission, Vision and Pillars

A.	Mission

Improve healthcare by optimizing and sharing medical technologies with the world.

B.	Vision

We will make better healthcare solutions more accessible to humanity.

C.	Pillars

Thoroughly understand and quickly respond to the needs of the medical community;

Adopt and advance key technologies and make them more relevant to the market;

Easy to use, affordable to own and reliable to operate.

II.	Principle on Compliance of Law

The Company requires that all employees, officers and directors comply with all applicable laws and regulations and internal rules and guidelines. Complying with these laws and regulations and internal rules and guidelines is critically important for ensuring to conduct our business in a ethical way. In this regard, it is particularly important to comply with Mindray policies and Standard Operating Procedures (SOPs) prohibiting corruption, bribery and fraud. The overarching policies governing these issues are the Anti-Corruption Policy and the Insider Trading Policy, which are supplemented by a set of SOPs.

You should have sound judgment and sense when complying with the applicable laws, regulations and rules; in case of any uncertainty, please consult with the Legal Department of the Company or the head of your department.

If you have discovered any conduct in violation of the laws or compliance, no matter such conduct has been done by the officers, employees, directors or any third party that carries out business on behalf of the Company, you have the obligation to immediately report to the Head of the Supervisory Department or the Group Compliance Director of the Company, or report in accordance with other means set out under Article XV of the Code. It is the genuine hope of the Company that any suspicious problems should be resolved internally. However, this shall not prevent you from reporting any illegal conduct, including any violation of anti-bribery laws, securities law, anti-trust laws, environment laws or any other national, local or foreign laws, regulations or rules. The Company shall not fire, demote, suspend any person, or threat, harass or use other means to discriminate or retaliate against any person, because of his / her reporting of unlawful conduct. The Code shall not prohibit you witnessing, participating in or assisting by other means with any administrative, judicial or legislative procedure or investigation.

III.	Principle on Conflict of Interest

“Conflict of interest” occurs in the circumstances your personal interest affects or is likely to affect the best interest of the Company. Conflict of interest arises when your action or interest prevents you performing business in an honest, objective and effective way.

To safeguard the best interest of the Company shall be the principle of conduct for employees, officers and directors. Members of the Company shall not participate in any conduct that can trigger “conflict of interest”.

You have the obligation to disclose any transaction or relationship that can possibly cause conflict of interest to the Chief Legal Counsel or the board of directors (if you are a senior officer or director), who shall be responsible for determining whether the said transaction or relationship has constituted conflict of interest.

IV.	Principle on Insider Trading

Any person’s purchase of the securities of a company with significant non-public information concerning that company is “insider trading”; it is illegal to do insider trading or to provide inside information to others who would potentially use such information to conduct insider trading. The conduct of insider trading and disclosing inside information are strictly prohibited by the Company.

All Company employees should be familiar with and comply with the Company’s Insider Trading Policy. To ensure that you will not participate in insider trading and to avoid any inappropriate trading, if you have any uncertainty in relation to your sale and purchase of any share of the Company or of the company you have familiarized because of your position, please consult with the Office of the Group General Counsel before your action.

V.	Principle on Information Disclosure and Confidentiality

Employees, officers and directors, unless authorized by the head of department or required by law, shall keep confidential information confidential for the Company or other companies, including the supplier, client or other business partner of the Company. Any unauthorized disclosure of confidential information is strictly prohibited by the Company. Further, employees should adopt appropriate preventative measures to ensure that confidential or sensitive business information would not be circulated internally in the Company, whether that information is exclusive to the Company or other companies.

Employees, officers and directors (except for the spokesman authorized by the Company) shall not discuss with any outsider the internal business matters of the Company, or circulate the internal information of the Company, unless indeed required by the performance of business. It might be possible that some third parties, such as media, securities analysts, investors, investment consultants, brokers, traders or holders of securities, sound you out the internal information of the Company. If you have received any such inquiry, you shall refuse to comment and defer it to the authorized spokesman to respond.

You shall also discharge all your legal duties owed to your former employer. Such duties may include the prohibition of use and disclosure of confidential information, non-soliciting your former colleagues to serve the Company and non-competition, etc.

VI.	Principle on Honesty and Fair Trading

Employees, officers and directors shall endeavor to deal with the suppliers, clients, competitors of the Company and their colleagues in an honest, ethical and fair way. There shall be no untrue, misleading, fraudulent or cheating statement in relation to the product or service of the Company. One shall not benefit himself or cause any other person to suffer loss by manipulating, hiding and misusing privileged information, misrepresenting material fact or any other unfair dealing.

VII.	Principle on Protection of Company Assets

Employees, officers and directors shall reasonably use and endeavor to safeguard the assets of the Company. Theft, malfeasance and waste can directly affect the financial performance of the Company. Employees, officers and directors shall only use the assets and services of the Company for the purpose of proper business needs and not for the benefit of himself or any others.

Employees, officers and directors shall endeavor to facilitate and increase the legitimate interest of the Company, and shall not take advantage of his position to use assets or information of the Company for personal benefit.

VIII.	Principle on Sales and Promotional Practices

Employees of the Company should conduct sales and promotional activities for products of the Company in an ethical manner. The Mindray Sales and Promotional Practice Guideline has set forth the detailed requirements in this regard.

In general, sales and promotional activities should comply with the following principles:

•	Mindray’s interactions with healthcare professionals in promotional activities should be intended to benefit patients and to enhance the practice of medical treatment.

•	Promotion should encourage the appropriate use of products by presenting product information objectively.

•	The content of all promotional materials must be balanced, accurate and supported by available product information or scientific literature.

A	Promotional Information

Promotional information about Company products should be clear, accurate, not misleading, and should be presented in a fair and objective manner. Company employees should not make exaggerated or all-embracing claims about products of the Company.

B	Promotional Materials

Promotional materials about Company products should be clearly identified as Mindray sponsored promotional materials, not resembling independent academic or scientific publications.

C	Relationship with the General Public

Mindray should communicate information relating to its products to the general public in compliance with local laws. The communication should be accurate, balanced and factual, and not misleading. Appropriate scientific references should be included when necessary.

Mindray employees should not answer requests from individual patients for advice on personal medical matters.

D	Product Placement

“Product placement”, which may be referred to as “product demonstration” or “product loan”, means placing a Mindray product at a hospital for its free use.

Mindray should use product placement for the purpose of promoting patient care, advancing medical knowledge of the healthcare professionals, and/or product demonstration. Mindray should not use product placement for the purpose of influencing the product use or purchase decision of the hospitals or healthcare professionals.

IX.	Principle on Gifts and Hospitalities during Business

The success of the Company business depends on its high-quality employee team and high-quality products and services rather than through the gift giving or extravagant hospitalities. Company employees must not use hospitalities or gifts to “buy business”, which means that employees must not provide hospitalities or gifts in order to obtain an undue advantage in obtaining or retaining any business for Mindray.

The Company, however, permits hospitalities and gifts for legitimate and bona fide business purposes in limited circumstances. Company employees should comply with the SOP on Non-Mindray Employee Travels, Hospitalities and Gifts when providing hospitalities and gifts.

X.	Principle on Interaction with Healthcare Professionals

The Company believes it is of paramount importance for medical device manufactures and suppliers to deal ethically with Healthcare Professionals or hospitals that purchase, rent, recommend, use or make arrangements for the purchase, rent or designation of medical device products to the continual cooperation between the medical device industry and the Healthcare Professionals. For this purpose, “Healthcare Professional” means all members in the medical profession who, in the course of their employment, deliver healthcare services to patients, including physicians and nurses.

The Company encourages its employees to follow ethic business dealings and industry code of conduct that is responsible for the society in their interaction with the Healthcare Professionals. The Company also respects the obligation of the Healthcare Professional to make independent decisions of the products of the Company.

Company employees may interact with Healthcare Professionals in many ways, including: providing sponsorships to Healthcare Professionals to attend academic conferences or training on Mindray products; providing sponsorships to Healthcare Professionals to conduct on-site visits to the Company; providing grants to Healthcare Professionals or employers thereof for research programs; engaging Healthcare Professionals for clinical trials; and engaging Healthcare Professionals for consultancy services.

Company employees should comply with relevant policies and SOPs of the Company when conducting the above interactions, including without limitation: SOP on Establishing Business Relationship with Healthcare Professionals; SOP on Academic Sponsorship, Site Visit Sponsorship, Grant and Charitable Donation; SOP on Product Training and Education; SOP on non-Mindray Employee Travels, Hospitalities and Gifts; and SOP on Management of Clinical Trials.

XI.	Principle on Cooperation with Agents, Distributors and Suppliers

The Company operates business and sells products through agents and distributors all over the world, and purchases products and services that are necessary for R&D, production and sales through suppliers. The Company may be legally liable for the bribery acts or other unethical business conducts of these business partners. For this reason, the Company has the obligation to ensure that it only cooperates with those agents, distributors and suppliers who conduct their business in a legal and proper way. The Company has formulated the SOP on Establishing Business Relationship with Third Parties to set forth detailed anti-bribery compliance requirements in this regard.

In addition to the requirements in the above SOP, after the selection of agents, distributors and suppliers, relevant department should manage them in accordance with the following requirements:

(1)	For reimbursement of expenses, all accounts, expenses, expense reports, invoices, vouchers, gifts, and hospitalities must be reported and recorded accurately and reliably, and other business records must be maintained to the extent possible.

(2)	All payments that the Company makes or any other person makes on behalf of the Company must be supported by vouchers as evidence, and may be used only for the purpose stated in the vouchers.

(3)	In order to avoid inappropriate dealings, payments in cash to distributors, agents or suppliers should be avoided, except small-amount payment supported by vouchers.

(4)	The payee of the Company’s check should not be written as “cash”, “check holder” or a third-party designated by the payment’s recipient. The payee of the check should only be the company name of the distributor, agent or supplier with which the Company enters into contract, whose address should be its usual business address.

(5)	No payment should be made outside of the country of residence of the recipient, unless with written approval of the Company’s CFO or Group General Counsel.

Only after the performance of a due diligence review and the recording of the review results in written documents, may Agreements be signed, payments be made, and a distributor, agent or supplier start to work.

All agreements with distributors, agents and suppliers should contain representations and warranties on compliance with laws and no bribery, and the original copies of these representations and warranties should be kept in file properly by relevant departments.

Compensation paid to distributors, agents and suppliers that have entered into contracts with the Company should be commercially reasonable, and be proportionate to the work they undertake. The Company should make payments in accordance with the terms of the contracts signed with the distributors, agents, suppliers or other business partners, and should not satisfy the request of the signing party to change the contractual provisions in the following ways:

(1)	To increase or reduce the amount of the invoice that the two parties agreed upon, while such request contradicts with the Company’s guidelines or procedures or relevant laws; or

(2)	To provide multiple copies of invoices, while you suspect that the purpose or consequence of such request may contradict the Company’s guidelines or procedures or relevant laws, or have other improper circumstances.

XII.	Accuracy of Financial Report and Public Announcement

Employees, officers and directors must report all business transactions honestly and accurately. You must be responsible for the accuracy of the records and reports that you provide. Accuracy of the provided information is critically important for the Company to perform its obligations under laws and regulations.

All account books, records and account items should be prepared in accordance with all applicable laws, regulations and standards, and should correctly evidence the correctness of the recorded transactions. The financial statements of the Company should conform to accepted accounting standards and the Company’s accounting policies. Undisclosed or unrecorded accounts or funds may not be established, no matter for what purpose. Accounting books or records of the Company may not contain inaccurate or misleading entries, no matter for what reason. Use of the funds or other assets of the Company is prohibited if without being supported by vouchers. You also must make records of the purpose of such use, and prepare all approval documents necessary for the transactions.

The Company only reimburse for goods, services or other expenses that are supported by relevant invoices or receipts. Transactions in cash relating to the business of the Company should be avoided, except when there is a need for normal, customary spending in cash.

You will receive immediate penalties if the records you prepare are inaccurate or misleading, or if you fail to disclose information in accordance with relevant requirements.

It is the policy of the Company that reports and documents provided to relevant government authorities or other public communication channels contain comprehensive, fair, accurate, prompt, comprehensible disclosures.

XIII.	Questions or Complaints on Accounting or Auditing

Employees may file written complaint to the Company’s Chief Financial Officer, secretively or even anonymously, if they have questions concerning accounting or auditing items, or have complaints about accounting, internal accounting or auditing. Questions and complaints that the CFO determines as reasonable will be forwarded to the Audit Committee, which is subordinated to the Board of Directors, for its handling. In any circumstance, all records of complaints and questions must be submitted to the Audit Committee during each fiscal quarter. Any questions or complaints may also be submitted directly to any member of the Audit Committee of the Board of Directors secretively or even anonymously.

The Audit Committee will evaluate all questions or complaints it receives, and authorize relevant personnel to conduct necessary or appropriate tracking so as to investigate the truthfulness and specificity of these questions or complaints.

The Company should not penalize, treat in a discriminatory manner, or retaliate on any employee that submitted complaints or questions, unless in the situation where the employee knowingly submitted untruthful reporting.

XIV.	Penalties for Violation of the Code

Violation of this Code may result in serious consequences on the Company, the Company’s reputation, and the trust of customers and investors in the Company. Penalties that the Company are subject to for its criminal or civil wrongdoings may include huge fines and restrictions on future business operations. Individual employees may be subject to substantial finds or imprisonment. Therefore, violations of this Code should be dealt with seriously.

The supervisor of relevant employee, Human Resource Director and Group General Counsel should determine the penalties to impose after consultation. Overall severity of the violation will be taken into account when determining the penalty. Penalties may take various forms, including termination of employment. In certain situations, employees that violated the Code may need to pay damages to the Company for the losses or harms it suffers. The Company may even file legal action against such employees.

The Company may impose penalties on supervisors and senior executives if they tolerate or allow unlawful or unethical activities of their subordinates, or fail to correct such activities while having explicit knowledge thereof.

The company may impose penalties on employees if they make untruthful representations during investigations on violations of this Code. All employees should strictly abide by the requirements of this Code. No circumstance may be used as the reason for violating this Code, and instruction of the Company’s management is not an exception thereto. If any management team member connives at any violation of this Code, employees may contact the Head of the Supervisory Department of the Company.

XV.	Procedures of Reporting and Compliance

Each employee, officer and director has the right to communicate with the Company’s Group General Counsel on the interpretation of this Code, through phone call (+8675526582961), email legal@mindray.com) or in-person meeting, and to seek guidance.

Any employee, officer or director that knows or believes any other employee, officer, director or representative of the Company engaged or is engaging in any violations has the right to report to the Head of the Supervisory Department of the Company. You may file the report either openly or secretively (including anonymously). Reporting may take the following means:

•	By mail: Supervisory Committee, Mindray Medical International Limited, Mindray Building, Keji South Twelveth Road, High-new Tech Park, Nanshan District, Shenzhen, China (postcode: 518058)

•	By telephone, fax or voice message: +86 755 2658 262

•	By email: compliance@mindray.com

After receiving a report on violations, the Head of the Supervisory Department should conduct investigations and make decisions in accordance with Mindray SOP on Internal Investigation of Allegations of Misconducts.

Employees, officers and directors must provide full cooperation to investigation of the Company. Those who do not cooperate will be subject to penalties up to termination.

Failure to comply with this Code will cause penalties as provided in relevant policies of the Company, up to termination of employment. The Company may report to relevant government authorities of certain violations, or file suits against such violations.

The Company should not penalize, treat in a discriminatory manner, or retaliate on any employee that submitted complaints or questions or cooperated in investigations, unless in the situation where the employee knowingly submitted untruthful reporting or knowingly provided untruthful information when cooperating in the investigation.

If for any reason you prefer communicating with anyone except the Head of the Supervisory Department, you may contact the Company’s Group General Counsel.

XVI.	Exemption of this Code

In principle, all requirements in this Code must be abided by, but certain requirements may be exempted in extremely exceptional circumstances. If any employee or officer finds that his/her circumstance is special and wishes to seek exemption from this Code, he/she should contact his/her direct supervisor. If the direct supervisor agrees with the exemption, further approval needs to be obtained from the Group General Counsel. The Group General Counsel should be responsible for keeping full records of the exemption application and decision results.

Any senior executive or director that seeks exemption from this Code should contact the Chairman of the Audit Committee. Any exemption from this Code applicable to senior executives or directors, or any change to provisions applicable to senior executives or directors should be made only by the way of a resolution passed by the Board of Directors, and disclosed in accordance with relevant laws or securities exchange regulations.

Despite the above, if any SOP of the Company has any specific procedural requirements for deviation concerning a matter governed by such SOP, the deviation procedure in that SOP should be followed.

XVII.	Issuance of this Code

This Code should be issued to each employee, officer and director. A copy of the Code should be published on the intranet of the Company.